Exhibit 1

NEWS RELEASE

North American Palladium Appoints Chief Operating Officer

Toronto, Ontario, September 4, 2013 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) is pleased to announce the appointment of James E. Gallagher as Chief Operating Officer (“COO”) of the Company, effective October 1, 2013.

Mr. Gallagher is a seasoned mining executive with over 30 years of experience in a series of roles spanning operations, projects, engineering, technology and consulting. For the last seven years, Mr. Gallagher served as Global Director of Mining at Hatch Ltd., with a mandate to build the firm’s global underground capability, where he led the firm’s global mining group involved in transitioning projects to normal operations. Prior to Hatch, the foundational part of his experience came from his 24-year career at Falconbridge in a variety of operations and project management roles, most of which were based in Northern Ontario. Mr. Gallagher also has a track record for identifying improvement opportunities and building out technical capabilities. Mr. Gallagher holds a Bachelor of Mining Engineering degree from Laurentian University in Canada.

“We are pleased to welcome Jim to the executive team, where his areas of expertise, and specific underground experience in the Canadian Shield, will help drive value for the Company,” said Phil du Toit, NAP’s President and Chief Executive Officer. “Jim’s strong expertise in both mining operations and development, combined with his extensive knowledge of the mine contracting and consulting industry, yields a unique ability to deliver mine projects from concept through to steady state operations.”

“I am very pleased to be joining North American Palladium at this exciting juncture of the Company’s growth phase,” commented Mr. Gallagher. “I look forward to working with the team to help the Company achieve the full potential of the world class ore body at Lac des Iles.”

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com

www.nap.com